Filed by OncoGenex Pharmaceuticals, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: OncoGenex Pharmaceuticals, Inc.

Commission File No.: 033-80623

On January 5, 2017, the following communications were emailed to investors by OncoGenex Pharmaceuticals, Inc.:

Email 1

[Contact.FirstName],

I am writing to let you know that OncoGenex (OGXI) and privately-held Achieve Life Science announced today that they have entered into a definitive merger agreement under which OncoGenex will acquire Achieve in an all-stock transaction. Terms and additional disclosures regarding the agreement can be found in the press release issued today:

http://www.prnewswire.com/news-releases/oncogenex-pharmaceuticals-inc-and-achieve-life-science-inc-announce-definitive-merger-agreement-300386680.html

As a reminder, OncoGenex will be attending the JP Morgan Healthcare Conference next week so please let me know if you are interested in scheduling a time to meet with members of the management team.

Happy New Year and Kind Regards,

Jim DeNike

OncoGenex

Email 2

Hi                     ,

As you can see from the attached press release issued today after the market closed, we announced the signing of a definitive merger agreement with Achieve Life Science, a clinical stage, privately-held company focused on the development of a smoking cessation product. I recognize this is very late notice, but wondering if you might have time in your schedule to meet with us at JPM next week? Monday or Tuesday would be best for us. Jim DeNike, copied on this email is coordinating the schedule on our side.

Regards,

Scott Cormack

President & Chief Executive Officer

Important Additional Information About the Merger

This communication is being made in respect of the proposed merger involving OncoGenex Pharmaceuticals, Inc. and Achieve Life Science, Inc. OncoGenex will file with the Securities and Exchange Commission, or SEC, a current report on Form 8-K, which will include the merger agreement and related documents. In addition, OncoGenex intends to file a registration statement on Form S-4 with the SEC, which will contain a joint proxy statement/prospectus and other relevant materials, and plans to file with the SEC other documents regarding the proposed transaction. The final joint proxy statement/prospectus will be sent to the stockholders of OncoGenex and Achieve. The joint proxy statement/prospectus will contain information about OncoGenex, Achieve, the proposed merger and related matters. STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING A DECISION ABOUT THE MERGER AND RELATED MATTERS. In addition to receiving the joint proxy statement/prospectus and proxy card by mail, stockholders will also be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about OncoGenex, without charge, from the SEC’s website (http://www.sec.gov) or, without charge, by directing a written request to: OncoGenex Pharmaceuticals, Inc., 19820 North Creek Parkway, Suite 201, Bothell, WA 98011, Attention: Investor Relations or to Achieve Life Science, Inc., 30 Sunnyside Avenue, Mill Valley, CA 94941, Attention: Rick Stewart.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in Solicitation

OncoGenex and its executive officers and directors may be deemed to be participants in the solicitation of proxies from OncoGenex’s stockholders with respect to the matters relating to the proposed merger. Achieve and its officers and directors may also be deemed a participant in such solicitation. Information regarding OncoGenex’s executive officers and directors is available in OncoGenex’s proxy statement on Schedule 14A, filed with the SEC on April 21, 2016. Information regarding any interest that OncoGenex, Achieve or any of the executive officers or directors of OncoGenex or Achieve may have in the transaction with Achieve will be set forth in the joint proxy statement/prospectus that OncoGenex intends to file with the SEC in connection with its stockholder vote on matters relating to the proposed merger. Stockholders will be able to obtain this information by reading the joint proxy statement/prospectus when it becomes available.

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